BELLEVUE LIFE SCIENCES ACQUISITION CORP.

10900 NE 4th Street, Suite 2300

Bellevue, WA 98004

January 30, 2025

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attn:	Kristin Lochhead
Li Xiao
Juan Grana
Katherine Bagley

Re:	Registration Statement on Form S-4
File No.: 333-280590
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Securities Act”), Bellevue Life Sciences Acquisition Corp. (the “Company”) hereby requests the Securities and Exchange Commission to accelerate the effective date of the above-referenced registration statement (the “Registration Statement”) and declare the Registration Statement effective under the Securities Act at 4:00 p.m., Eastern Time, on Friday, January 31, 2025, or as soon thereafter as practicable. In making this acceleration request, the Company acknowledges that it is aware of its responsibilities under the Securities Act.

If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may make an oral request of acceleration of the effectiveness of the Registration Statement in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company’s U.S. counsel, K&L Gates LLP.

[Signature Page Follows]

Thank you for your assistance in this matter.

Sincerely,

Bellevue Life Sciences Acquisition Corp.

By:	/s/ Kuk Hyoun Hwang
	Name:	Kuk Hyoun Hwang
	Title:	Chief Executive Officer